Exhibit 99.2

Brookfield Residential Properties Inc.

2012 | Q2
Letter to Shareholders

Our results for the first half of 2012 were very positive.

Our income before taxes was $38 million compared with $11 million last year from normal recurring operations.

As stated in my last Letter to Shareholders, the comparative statements for 2011 include certain one-time merger items; throughout this year we will continue to break out normalized and non-recurring items for 2011 so you can get a better gauge of our performance.

Markets

Our markets in Alberta and Ontario continue to perform well.  The unemployment rate in Alberta is now at 4.6% and the last year has seen 61,000 people move to the Province.

The Canadian Federal Government recently introduced some tightening of the mortgage lending rules by reducing the amortization period from 30 years to a maximum of 25 years on government insured loans.  While this will take some people out of the home ownership equation, we agree with the gradual and responsible approach the Government has taken to reduce the potential ‘bubble like’ situations in the high-rise business in Vancouver and Toronto.  Our view, while high-rise is not part of our business model, is that this is having the desired effect.

In the U.S., we continue to see improvements in the marketplace.  Seasonally adjusted annual housing starts for 2012 are currently 760,000, up 23.6% over last year.  While it is difficult to look at the U.S. as a single market, it is clear that many of the regional markets are now experiencing a shortage of new serviced lots on which to build, which is obviously a very positive development for a company such as ourselves.

Operating Results

Our operating results continue to improve.  Lot and housing sales are up over last year and look very positive for the balance of the year with our sales backlog up 52%.  Our parcel sales remain on track through June 30, 2012 and we have good visibility for the balance of the year.

Our credit availability remains high at over $180 million at June 30, 2012; this allows us to take advantage of acquisition opportunities in the marketplace as well as the option of paying down some of the transaction debt resulting from last year’s merger.

Brookfield Residential Properties Inc. – 2012 Q2 Letter to Shareholders

Projects

Continuing our initiative to profile one or two projects each quarter in our Letter to Shareholders to describe the types of assets that we own and how we apply our philosophy of development, we are profiling in this report our “Pathways” community in Caledon, Ontario.

Our Pathways community is located in the highly desirable hamlet of Caledon East, within the municipality of Caledon, a half hour commute from the vibrant employment zone that surrounds Toronto's Lester B. Pearson Airport.  Caledon's new home market is characterized as high demand due to its quiet, country setting, and an extreme shortage of supply due to infrastructure constraints and slow growth municipal politics.

Pathways is substantially infill in that it is surrounded by two schools, existing estate residences, the municipality's administrative offices and Town Hall, and an extensive recreation centre (including soccer fields and hockey rinks).

The opportunity came to us as a lot deal with a long-time Toronto developer.  We were able to assign a high value for the lots, because we saw a rare, self-contained community, with a sufficient critical mass (487 lots over a range of product lines), in a very high demand, low supply submarket.

Since opening in November, 2010, we have sold close to 300 homes (15 sales per month), and have realized average house prices that are 10% higher than expected.

Additional Disclosure

We continue to enhance our financial disclosure to assist shareholders and analysts better understand our Company.  Our Corporate Profile and Supplemental Information can be found on our website at www.brookfieldrp.com.

Outlook

We remain on track to achieve the performance in our limited guidance for 2012. As we continue to enhance our disclosure, we have split out our parcel land sales to show them as acres as opposed to lot equivalent closings. Our translated guidance shows the Canadian operations are projected to close approximately 1,200 lots, 80 acres of multi-family, commercial and industrial parcels and 1,200 homes, and the U.S. operations are projected to close approximately 550 homes, which includes our share of unconsolidated entities. In addition, there are several potential bulk lot sales projected in the U.S.

We therefore are optimistic about the balance of the year and believe that our 2012 operating income will exceed last year’s normal recurring income.

Alan Norris
President & Chief Executive Officer

August 7, 2012

Brookfield Residential Properties Inc. – 2012 Q2 Letter to Shareholders

Note: This letter to shareholders contains “forward-looking statements” within the meaning of Canadian securities laws and United States federal securities laws.  Certain statements in this letter to shareholders that are not historical facts, including information concerning possible or assumed future results of operations of the Company, the Company’s 2012 outlook, including lot and home sales guidance, operating results, potential acquisition opportunities, the repayment of transaction debt, and those statements preceded by, followed by, or that include the words “believe,” “projected,” “planned,” “anticipate,” “should,” “goals,” “expected,” “potential,” “estimate,” “targeted,” “scheduled” or similar expressions, constitute “forward-looking statements.” Undue reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include, but are not limited to: changes in general economic, real estate and other conditions; changes in interest rates; mortgage rate changes; availability of suitable undeveloped land at acceptable prices; adverse legislation or regulation; ability to obtain necessary permits and approvals for the development of our land; availability of labour or materials or increases in their costs; ability to develop and market our master-planned communities successfully; laws and regulations related to property development and to the environment that could lead to additional costs and delays; confidence levels of consumers; ability to raise capital on favourable terms; our debt and leverage; adverse weather conditions and natural disasters; relations with the residents of our communities; risks associated with increased insurance costs or unavailability of adequate coverage and ability to obtain surety bonds; competitive conditions in the homebuilding industry, including product and pricing pressures; ability to retain our executive officers; relationships with our affiliates; and additional risks and uncertainties referred to in our filings with the securities regulators in Canada and the United States, many of which are beyond our control.  Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.  However, any further disclosures made on related subjects in subsequent reports should be consulted.

Brookfield Residential Properties Inc. – 2012 Q2 Letter to Shareholders